Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES PROXY RESULTS ON ITS PROPOSED PLAN
OF ARRANGEMENT WITH PETROFUND ENERGY TRUST

FOR IMMEDIATE RELEASE, Tuesday, June 27, 2006

PENN WEST ENERGY TRUST (“Penn West”) (TSX - PWT.UN; NYSE - PWE) announces the results of the final proxy count as of 4:30 p.m. (Calgary Time) on June 26, 2006 for the Annual and Special Meeting of Unitholders of Penn West to be held at 2:00 p.m. (Calgary Time) on June 28, 2006.

The proposed plan of arrangement and the unitholder resolutions related to the merger of Penn West and Petrofund Energy Trust were detailed in the Joint Information Circular and Proxy Statement mailed to unitholders in late May 2006. Proxy totals were finalized at the close of business on June 26, 2006. Penn West announces that the proxy results are approximately 88% in favor of the Arrangement providing for the merger of Penn West and Petrofund; and approximately 66% in favor of the option plan and approximately 70% against the private placement of shares related to the proposed new junior oil and natural gas exploration and development company (“ExploreCo”).

Participation in the ExploreCo private placement and option plan had been offered to the proposed directors, officers and other staff of ExploreCo as a material inducement to the acceptance of their positions with ExploreCo and to provide it with working capital to launch operations. Failure to obtain the requisite approvals for these matters would have resulted in such individuals not accepting their proposed positions with ExploreCo, which could have had a material adverse effect on ExploreCo. As a result, the plan of arrangement was structured to provide that if either the private placement or option plan were not approved by the unitholders of both trusts, the proposed transactions related to ExploreCo would not be completed. Accordingly, assuming that approval of the ExploreCo private placement will not be obtained at the Penn West meeting, all aspects of the plan of arrangement related to ExploreCo will not be implemented.

If the Arrangement is approved by the requisite two-thirds of the votes cast at each of the meetings of the Penn West Unitholders and Petrofund Unitholders, the merger of Penn West and Petrofund will proceed as otherwise set forth in the plan of arrangement, subject to obtaining the remaining required regulatory and Court approvals. Completion of the merger is expected to occur on or about June 30, 2006.

Forward Looking Statements

Statements in this news release regarding the results of unitholder’s vote on the plan of arrangement and the completion of the merger constitute forward-looking statements under applicable securities laws and necessarily involve risks and uncertainties, including, but not limited to, risks associated with the accuracy and completeness of proxy counts and obtaining Court, unitholder or regulatory approvals required to execute or not execute the proposed transactions. As a consequence, actual results may differ materially from those anticipated or implied in the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Additional information on these and other factors that could affect Penn West’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Penn West’s website (www.pennwest.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Penn West undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502